SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number ~~33-90792~~ 1-8019

Provident Financial Group, Inc. Retirement Plan
One East Fourth Street
Cincinnati, Ohio 45202

Provident Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
AUDITED FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2001

Audited Financial Statements

Schedules

ERNST & YOUNG

Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Phone: (513) 621-6454
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Provident Financial Group, Inc. Retirement Plan

We have audited the accompanying statements of plan equity of the Provident Financial Group, Inc. Retirement Plan as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity at December 31, 2001 and 2000, and the changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

June 27, 2002

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF PLAN EQUITY
December 31, 2001

(In Thousands)	Employee Stock Ownership Plan	Personal Investment Election Plan	Total Plan
Investments, at Market:			
Provident Financial Group, Inc. Common Stock	$ 60,460	$ 9,538	$ 69,998
Riverfront U.S. Government Securities Money Market Fund	24	8,048	8,072
Riverfront U.S. Government Income Fund	-	1,804	1,804
Riverfront Balanced Fund	-	2,737	2,737
Federated Max - Cap Fund	-	5,772	5,772
Riverfront Select Value Fund	-	3,878	3,878
Fidelity Advisor Equity Growth Fund	-	9,216	9,216
Federated International Equity Fund	-	386	386
Riverfront Large Company Select Fund	-	857	857
Participant Loans	-	1,669	1,669
Total Investments, at Market	60,484	43,905	104,389
Interest Receivable	-	8	8
	60,484	43,913	104,397
Less:			
Pre-Funded Company Contributions	(2,751)	-	(2,751)
Plan Equity at End of Year	$ 57,733	$ 43,913	$ 101,646

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF PLAN EQUITY
December 31, 2000

(In Thousands)	Employee Stock Ownership Plan	Personal Investment Election Plan	Total Plan
Investments, at Market:			
Provident Financial Group, Inc. Common Stock	$ 82,946	$ 13,707	$ 96,653
Riverfront U.S. Government Securities Money Market Fund	15	5,307	5,322
Riverfront U.S. Government Income Fund	-	1,086	1,086
Riverfront Balanced Fund	-	2,795	2,795
Federated Max - Cap Fund	-	5,736	5,736
Riverfront Select Value Fund	-	4,323	4,323
Fidelity Advisor Equity Growth Fund	-	9,475	9,475
Federated International Equity Fund	-	494	494
Riverfront Large Company Select Fund	-	946	946
Participant Loans	-	1,409	1,409
Total Investments, at Market	82,961	45,278	128,239
Interest Receivable	-	26	26
Other Receivables	-	29	29
	82,961	45,333	128,294
Less:			
Pre-Funded Company Contributions	(3,892)	-	(3,892)
Plan Equity at End of Year	$ 79,069	$ 45,333	$ 124,402

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

(In Thousands)	Employee Stock Ownership Plan	Personal Investment Election Plan	Total Plan
Investment Income:			
Dividends	$ 2,178	$ 494	$ 2,672
Interest	5	352	357
	2,183	846	3,029
Net Depreciation in Fair Value of Investments	(24,937)	(8,453)	(33,390)
Net Investment Income	(22,754)	(7,607)	(30,361)
Contributions:			
Participants	-	7,722	7,722
Company	4,141	1,510	5,651
	(18,613)	1,625	(16,988)
Less Distributions to Participants	(2,493)	(3,275)	(5,768)
	(21,106)	(1,650)	(22,756)
Transfer (to) from Other Funds	(230)	230	-
Plan Equity:			
Beginning of the Year	79,069	45,333	124,402
End of the Year	$ 57,733	$ 43,913	$ 101,646

See notes to financial statements.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000

(In Thousands)	Employee Stock Ownership Plan	Personal Investment Election Plan	Total Plan
Investment Income:			
Dividends	$ 2,022	$ 1,443	$ 3,465
Interest	11	373	384
	2,033	1,816	3,849
Net Appreciation (Depreciation) in Fair Value of Investments	5,114	(2,682)	2,432
Net Investment Income	7,147	(866)	6,281
Contributions:			
Participants	-	6,226	6,226
Company	5,936	1,320	7,256
	13,083	6,680	19,763
Less Distributions to Participants	(3,449)	(2,367)	(5,816)
	9,634	4,313	13,947
Transfer (to) from Other Funds	(240)	240	-
Plan Equity:			
Beginning of the Year	69,675	40,780	110,455
End of the Year	$ 79,069	$ 45,333	$ 124,402

See notes to financial statements.

Note A - Basis of Presentation

The Provident Financial Group, Inc. ("PFGI") Retirement Plan (the "Plan") has two components: (1) an employee stock ownership plan (the "ESOP") as defined in Internal Revenue Code Section 4975(e)(7); and (2) the Personal Investment Election Plan (the "PIE Plan"), which is the 401(k) component.

Note B - Accounting Policies

The records of the Plan are maintained on the accrual basis. Investments are reported at closing prices as determined from published market data. Net appreciation (depreciation) in fair value of investments, including investments bought, sold and held, is reflected in the statements of income and changes in plan equity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Description of the Plan

The following description of the Plan provides only general information. The Plan Document should be referred to for a more complete description of the Plan's provisions.

The Plan was established to help provide for the financial well-being at retirement of the eligible employees of Provident Financial Group, Inc. and its subsidiaries. Effective as of January 1, 2001, each full-time employee, as defined by the Plan, is eligible to make before-tax contributions to the PIE Plan as of his date of hire. A full-time employee is eligible for matching contributions or for ESOP contributions upon completion of one year of service. Effective January 1, 2001, employees who are not full-time employees, are eligible for all purposes, including before-tax contributions, matching contributions, and ESOP contributions, upon completion of one year of service.

One year of service is completed if during the twelve month period beginning on the date of employment the employee works at least 1,000 hours. Thereafter, a year of service is determined based on the plan year. If an active participant is not already fully vested, he or she shall become so upon attaining normal retirement age, qualifying for early retirement, upon death or total disability, or on termination of the Plan. If a participant terminates employment prior to qualifying for early retirement or normal retirement age, such participant shall be entitled to receive the vested balance held in his or her account. The assets of the Plan shall be administered and distributed at the discretion of the Retirement Plan Administrative Committee. A portion of the ESOP assets of the Plan will be invested in a money market fund as needed to meet the Plan's needs for liquidity.

Participants who are employed on the last day of the plan year and are credited with a year of service during the plan year are eligible to receive an allocation of employer contributions paid to the ESOP. These contributions are allocated among Plan participants based on their compensation in proportion to the total compensation of all participants. In their first year of participation the compensation considered under the allocation formula is the compensation paid from the first day of the calendar quarter coinciding with or immediately following the date participants enter the Plan. U.S. Bancorp serves as the Investment Manager of the ESOP component. The proportional share of earnings (or losses) and appreciation (or depreciation) of the ESOP component during the year is allocated to each participant's account. The Plan is a trusteed plan and the ESOP component does not permit employee contributions. The entire cost is borne by PFGI. PFGI's contributions are discretionary by the directors of PFGI.

After terminating service, participants having vested rights in the Plan are entitled to benefit payments by the last day of the first quarter after the end of the plan year in which the termination occurs. Participants are at all times fully vested in their PIE Plan account. Participants who separate from service on account of death, disability, or retirement are fully vested in their ESOP account. Participants otherwise become vested in their ESOP account as follows: 30% after 3 years of service; 40% after 4 years of service; 60% after 5 years of service; 80% after 6 years of service; and 100% after 7 years of service. A year of service for vesting purposes is credited for each plan year during which the employee works at least 1,000 hours. Forfeitures by participants who are not fully vested are allocated in the same manner as employer contributions.

Employees who wish to participate in the PIE Plan may contribute up to 10% of their pre-tax compensation (up to a maximum contribution prescribed by the Secretary of Treasury) to the PIE Plan as voluntary contributions. The employees individually elect how they want their contributions invested by selecting a fund, or combination of funds, offered by the PIE Plan. The earnings (or losses) allocated to the participants is determined by the performance of the investment option they choose.

Nine funds are available for employees participating in the PIE Plan. A description of the funds follows:

The Money Market Fund seeks current income from U.S. government short-term securities while preserving capital and maintaining liquidity.

The Government Fund seeks a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the U.S. government.

The Balanced Fund seeks long-term growth of capital with current income as a secondary objective. The fund invests in common and preferred stock, fixed income securities, and convertible securities.

The Index Fund mirrors the Standard & Poors 500 Composite Stock Price Index. The fund invests in stocks weighted in approximately the same proportion as the index in an attempt to achieve a similar total return.

The Value Fund seeks long-term growth of capital by using a value approach in the selection of large capitalization equity securities.

The Growth Fund seeks capital appreciation by investing mainly in common stock of companies with above-average growth potential.

The International Fund seeks to obtain a total return on its assets by investing primarily in equity securities based outside the United States.

The Core Fund seeks long-term growth of capital. Current income is a secondary objective. The fund invests primarily in common stocks and convertible securities.

The Provident Stock Fund seeks long-term growth by investing primarily in shares of Provident Financial Group, Inc. common stock.

Participants are permitted to borrow from their PIE Plan accounts under certain circumstances. Under these borrowings, the individuals borrow from, and repay the principal plus interest to, their own accounts.

Once the employee has met the one year of service eligibility requirement for the matching provision of the plan, the Company will make a matching contribution of 25% of the first 8% of the participant's compensation contributed as a 401(k) contribution. The employee becomes fully vested in his 401(k) contribution and the matching contribution at the time the contributions are made. Matching contributions are invested according to the participant's investment elections.

Note D - Investments

The cost and market value of investments at December 31 was as follows:

	2001		2000	
(In Thousands)	Cost	Market	Cost	Market
Provident Financial Group, Inc. Common Stock	$ 58,244	$ 69,998	$ 54,725	$ 96,653
Riverfront U.S. Government Securities Money Market Fund	8,072	8,072	5,322	5,322
Riverfront U.S. Government Income Fund	1,794	1,804	1,077	1,086
Riverfront Balanced Fund	3,309	2,737	2,941	2,795
Federated Max-Cap Fund	5,946	5,772	5,121	5,736
Riverfront Select Value Fund	4,994	3,878	4,658	4,323
Fidelity Advisor Equity Growth Fund	10,319	9,216	8,883	9,475
Federated International Equity Fund	600	386	709	494
Riverfront Large Company Select Fund	1,281	857	1,276	946
Participant Loans	1,669	1,669	1,409	1,409
	$ 96,228	$ 104,389	$ 86,121	$ 128,239

The Plan's investments, including investments bought, sold and held, appreciated (depreciated) in value as follows:

	Year Ended December 31,	
(In Thousands)	2001	2000
Provident Financial Group, Inc. Common Stock	$ (28,901)	$ 5,806
Riverfront U.S. Government Income Fund	6	48
Riverfront Balanced Fund	(484)	(289)
Federated Max-Cap Fund	(806)	(650)
Riverfront Select Value Fund	(877)	(152)
Fidelity Advisor Equity Growth Fund	(1,873)	(1,734)
Federated International Equity Fund	(155)	(244)
Riverfront Large Company Select Fund	(300)	(353)
	$ (33,390)	$ 2,432

Note E - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to the receipt of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note F - Party-In-Interest Transactions

The Provident Bank ("Provident") offers shares of The Riverfront Funds, Inc. ("Riverfront"), a proprietary family of mutual funds, to customers. Riverfront is a registered investment company with six portfolios, each having a different investment objective. Provident manages the portfolios and performs other related services, such as providing shareholder services and acting as fund accountant and custodian. Riverfront is offered to customers of Provident, including personal trust, employee benefit, agency and custodial clients, as well as individual investors.

During 2001 and 2000, the Plan had transactions with PFGI and Provident. Details of these transactions follow (dollars in thousands):

			Purchased		Sold	
Year	Party	Transaction	Shares/ Units	Cost	Shares/ Units	Cost
2001						
Employee Stock Ownership Plan (ESOP)						
	PFGI	Common Stock	183,516	$ 5,178	8,225	$ 126
	Provident	Riverfront U.S. Government Securities Money Market Fund		5,424		5,415
Personal Investment Election Plan (PIE)						
	Provident	Riverfront U.S. Government Securities Money Market Fund		6,961		4,220
	Provident	Riverfront U.S. Government Income Fund	101,739	998	29,568	281
	Provident	Riverfront Balanced Fund	70,291	757	31,202	389
	Provident	Riverfront Select Value Fund	98,882	986	56,193	650
	Provident	Riverfront Large Company Select Fund	57,346	576	38,698	571
	PFGI	Common Stock	25,900	739	28,500	912
2000						
Employee Stock Ownership Plan (ESOP)						
	PFGI	Common Stock	385,924	$ 11,521	7,807	$ 129
	Provident	Riverfront U.S. Government Securities Money Market Fund		11,775		11,766
Personal Investment Election Plan (PIE)						
	Provident	Riverfront U.S. Government Securities Money Market Fund		5,437		4,983
	Provident	Riverfront U.S. Government Income Fund	34,635	319	18,455	174
	Provident	Riverfront Balanced Fund	84,292	1,123	41,253	524
	Provident	Riverfront Select Value Fund	101,523	1,174	70,985	838
	Provident	Riverfront Large Company Select Fund	91,414	1,545	15,003	269
	PFGI	Common Stock	49,800	1,547	22,500	789

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
FORM 5500, Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 31-0982792 / PLAN 001
December 31, 2001
Schedule I
(Dollars in Thousands)

	Employee Stock Ownership Plan			Personal Investment Election Plan		
Identity of Issue	Number of Shares	Cost	Market Value	Number of Shares	Cost	Market Value
Equity Mutual Funds:						
Riverfront Balanced Fund (1)	-	$ -	$ -	270,501	$ 3,309	$ 2,737
Federated Max-Cap Fund	-	-	-	248,485	5,946	5,772
Riverfront Select Value Fund (1)	-	-	-	439,627	4,994	3,878
Fidelity Advisor Equity Growth Fund	-	-	-	183,322	10,319	9,216
Federated International Equity Fund	-	-	-	25,628	600	386
Riverfront Large Company Select Fund (1)	-	-	-	95,059	1,281	857
Debt Mutual Funds:						
Riverfront U.S. Government Securities Money Market Fund (1)	n/a	24	24	n/a	8,048	8,048
Riverfront U.S. Government Income Fund (1)	-	-	-	186,759	1,794	1,804
Common Stock:						
Provident Financial Group, Inc. (1)	2,300,626	53,655	60,460	362,924	4,589	9,538
Participant Loans (2)	n/a	-	-	n/a	-	1,669
		$ 53,679	$ 60,484		$ 40,880	$ 43,905

(1) Party-in-interest to the Plan.
(2) Interest rates range from 4.75% to 9.50%.

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
FORM 5500, LINE 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 31-0982792 / PLAN 001
CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
December 31, 2001
Schedule II
(Dollars in Thousands)

Identity of Party and Description of Asset	Purchase Price		Selling Price		Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Provident Financial Group, Inc.	$ 5,917	(1)			$ 5,917		
Common Stock			$ 1,174	(2)	1,038	$ 1,174	$ 136
Riverfront U.S. Government	12,385	(3)			12,385		
Securities Money Market Fund			9,635	(4)	9,635	9,635	-

(1) Comprised of 18 purchase transactions.
(2) Comprised of 6 sales transactions.
(3) Comprised of 338 purchase transactions.
(4) Comprised of 439 sales transactions.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

PROVIDENT FINANCIAL GROUP, INC.
RETIREMENT PLAN

Date: June 27, 2002

BY: ______________________________
Christopher J. Carey
Plan Administrator
Committee Member

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-90792) pertaining to the Provident Financial Group, Inc. Retirement Plan of our report dated June 27, 2002, with respect to the financial statements and schedules of the Provident Financial Group, Inc. Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Cincinnati, Ohio
June 27, 2002